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AB 3/27/06




SECUI



06006620

1ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 _____ AND ENDING 12/31/05 _____
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SFL Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
                              (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond E. Dunn   212-750-0890
                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rick Ritt, CPA
                    (Name - if individual, state last, first, middle name)

2 Gannett Drive	White Plains	PROCESSED	10604
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

JUN 12 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Dunn _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFL Securities, LLC _____, as of December 31 _____ 20 05 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____Raymond E Dunn_____
Signature

General Securities Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Member's   Equity or Partners' or Sole Proprietor's Capital   .
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m)A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o)Independent auditor's report on internal accounting control
☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SFL SECURITIES, LLC

****

FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005

RICKEY RITT, CPA
2 Gannett Drive - Suite 106
White Plains, NY 10604
Tel: (914) 428-6990
Fax: (914) 946-8445

To the Member of
SFL Securities, LLC

I have audited the accompanying statement of financial condition of SFL Securities, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Securities, LLC as of December 31, 2005, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ricky Ritt

White Plains, New York
February 10, 2006

SFL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005

Assets

Cash and Cash Equivalents	$ 825	
U.S. Treasury Note	13,453	
Total Assets		**$ 14,278**

Liabilities and Member's Equity

Total Liabilities	**0**

Member's Equity

Member's Equity	14,278
Total Liabilities and Member's Equity	**$ 14,278**

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME

Loss on securities	$ (247)
Interest and dividends	675
TOTAL INCOME	**428**

EXPENSES

Professional fees	6,366
Other	158
TOTAL EXPENSES	**6,524**

Net Loss for the Year	**$(6,096)**

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Member's Equity - Beginning of Year	$ 14,014
Capital contributions	6,360
Net loss for the year	(6,096)
Member's Equity - December 31, 2005	$ 14,278

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from operating activities:

Net Loss	$ (6,096)	
Changes in operating assets and liabilities:		
Decrease in securities owned	247	
Decrease in due to Shipping & Finance, LLC	(2,000)	
Net Cash Used Operating Activities		$ (7,849)

Cash Flows from financing activities:

Capital contributions		6,360
Net Decrease in Cash		(1,489)
Cash, Beginning of Year		2,314
Cash, End of Year		$ 825

See Accountant's Report and Notes to Financial Statements

SFL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2005

1. Organization and Nature of Business

SFL Securities, LLC (the "Company") is a single member company owned by SFL Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc (the "NASD").

The Company is a broker-dealer engaged in working with clients to arrange debt and equity private placements.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of SFL Securities, LLC is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes: The Company, as a single member limited liability company, does not record a provision for income tax purposes because instead the member includes the Company's results on its tax return.

Use of Estimates

The accompanying financial statements are prepared in conformity with generally accepted accounting principles, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business. Included in cash and equivalents is $825 of shares in a money market account.

3. Related Party Transactions

Substantially all of the Company's operating expenses such as overhead costs to date have been provided by its member and accordingly are not reflected in these financial statements.

4. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. Net Capital Requirements

The Company is a member of the National Association of Securities Dealers and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $13,740, which was approximately $8,740 in excess of its minimum requirement.

SFL SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL

Member's Equity	$14,278
Securities Haircuts	538
Net Capital	13,740
Minimum Requirement	5,000
Excess Net Capital	8,740
Aggregate Indebtedness	0

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2005.

See Accountant's Report and Notes to Financial Statements

RICKEY RITT, CPA
2 Gannett Drive - Suite 106
White Plains, NY 10604
Tel: (914) 428-6990
Fax: (914) 946-8445

To the Member
SFL Securities, LLC

In planning and performing my audit of the financial statements and supplementary information of SFL Securities, LLC (the "Company"), for the year ended December 31, 2005, I considered its internal control, including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-2(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in my study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of SFL Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

White Plains, New York
February 10, 2006